SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No.     )*

Avago Technologies Limited

(Name of Issuer)

Ordinary Shares, no par value per share

(Title of Class of Securities)

Y0486S104

(CUSIP Number)

December 31, 2009

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

1.

SCHEDULE 13G

CUSIP No. Y0486S104	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON TEMASEK HOLDINGS (PRIVATE) LIMITED
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒*
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION REPUBLIC OF SINGAPORE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -
	6	SHARED VOTING POWER 19,729,734
	7	SOLE DISPOSITIVE POWER -
	8	SHARED DISPOSITIVE POWER 19,729,734
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,729,734**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.4%***
12	TYPE OF REPORTING PERSON*** HC

* See Item 8 of Schedule.

** See Item 4 of Schedule.

*** Based on 236,053,966 ordinary shares outstanding on January 10, 2010, as set forth in the Issuer’s Form S-1 (No. 333-164368) (as amended) declared effective by the Securities and Exchange Commission on January 27, 2010.

2.

SCHEDULE 13G

CUSIP No. Y0486S104	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON Temasek Capital (Private) Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒*
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION REPUBLIC OF SINGAPORE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -
	6	SHARED VOTING POWER 19,729,734
	7	SOLE DISPOSITIVE POWER -
	8	SHARED DISPOSITIVE POWER 19,729,734
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,729,734**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.4%***
12	TYPE OF REPORTING PERSON* HC

* See Item 8 of Schedule.

** See Item 4 of Schedule.

*** Based on 236,053,966 ordinary shares outstanding on January 10, 2010, as set forth in the Issuer’s Form S-1 (No. 333-164368) (as amended) declared effective by the Securities and Exchange Commission on January 27, 2010.

3.

SCHEDULE 13G

CUSIP No. Y0486S104	Page 4 of 8 Pages

1	NAME OF REPORTING PERSON Seletar Investments Pte Ltd
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒*
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION REPUBLIC OF SINGAPORE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -
	6	SHARED VOTING POWER 19,729,734
	7	SOLE DISPOSITIVE POWER -
	8	SHARED DISPOSITIVE POWER 19,729,734
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,729,734**
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.4%***
12	TYPE OF REPORTING PERSON* HC

* See Item 8 of Schedule.

** See Item 4 of Schedule.

*** Based on 236,053,966 ordinary shares outstanding on January 10, 2010, as set forth in the Issuer’s Form S-1 (No. 333-164368) (as amended) declared effective by the Securities and Exchange Commission on January 27, 2010.

4.

Item 1(a).	Name of Issuer:

The name of the issuer is Avago Technologies Limited (“Avago”), a public limited company incorporated under the laws of the Republic of Singapore.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

The principal executive offices of Avago are located at 1 Yishun Avenue 7, Singapore 768923.

Item 2(a).	Names of Persons Filing:

The persons filing this report are:

(1)	Temasek Holdings (Private) Limited (“Temasek Holdings”);

(2)	Temasek Capital (Private) Limited (“Temasek Capital”); and

(3)	Seletar Investments Pte Ltd (“Seletar”).

Item 2(b).	Address of Principal Business Office:

The address of the principal business office of each of Temasek Holdings, Temasek Capital, and Seletar is 60B Orchard Road, #06-18 Tower 2, The Atrium@Orchard, Singapore 238891.

Item 2(c).	Citizenship:

Each of Temasek Holdings, Temasek Capital and Seletar is a corporation organized under the laws of the Republic of Singapore.

Item 2(d).	Title of Class of Securities:

This information statement relates to the ordinary shares, no par value per share, of Avago (“Ordinary Shares”).

Item 2(e).	CUSIP Number:

The CUSIP number of the Ordinary Shares is Y0486S104.

5.

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	[ ]	Broker or dealer registered under Section 15 of the Exchange Act;

(b)	[ ]	Bank as defined in Section 3(a)(6) of the Exchange Act;

(c)	[ ]	Insurance Company as defined in Section 3(a)(19) of the Exchange Act;

(d)	[ ]	Investment Company registered under Section 8 of the Investment Company Act;

(e)	[ ]	Investment Adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	[ ]	Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	[ ]	A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G);

(h)	[ ]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	[ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	[ ]	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

(a)	Amount beneficially owned: 19,729,734.

As of December 31, 2009, Seletar directly owned 19,729,734 Ordinary Shares. Seletar is wholly-owned by Temasek Capital, which in turn is wholly-owned by Temasek Holdings; therefore each of Temasek Holdings and Temasek Capital may be deemed to beneficially own the Ordinary Shares directly owned by Seletar.

Accordingly, as of December 31, 2009, each of Temasek Holdings and Temasek Capital may be deemed to beneficially own 19,729,734 Ordinary Shares.

Seletar has sold Ordinary Shares of Avago as a selling shareholder, and will continue to sell shares in any over-allotment option, under Avago’s Form S-1 (No. 333-164368) (as amended) that was declared effective by the Securities and Exchange Commission on January 27, 2010.

(b) Percent of class: As of December 31, 2009, the percentage of the class represented by the amount in Item 4(a) is 8.4%, which is based on a total of 236,053,966 Ordinary Shares outstanding, as set forth in Avago’s Form S-1 (No. 333-164368) (as amended) declared effective by the Securities and Exchange Commission on January 27, 2010. Seletar has sold Ordinary Shares of Avago as a selling shareholder, and will continue to sell shares in any over-allotment option, under Avago’s Form S-1 (No. 333-164368) (as amended) that was declared effective by the Securities and Exchange Commission on January 27, 2010.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 0

6.

(ii) Shared power to vote or to direct the vote: As of December 31, 2009, Temasek Holdings: 19,729,734; Temasek Capital: 19,729,734; and Seletar: 19,729,734. Seletar has sold Ordinary Shares of Avago as a selling shareholder, and will continue to sell shares in any over-allotment option, under Avago’s Form S-1 (No. 333-164368) (as amended) that was declared effective by the Securities and Exchange Commission on January 27, 2010.

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: As of December 31, 2009, Temasek Holdings: 19,729,734; Temasek Capital: 19,729,734; and Seletar: 19,729,734. Seletar has sold Ordinary Shares of Avago as a selling shareholder, and will continue to sell shares in any over-allotment option, under Avago’s Form S-1 (No. 333-164368) (as amended) that was declared effective by the Securities and Exchange Commission on January 27, 2010.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [    ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Seletar, Bali Investments S.à.r.l., certain affiliates of Kohlberg Kravis Roberts & Co., certain affiliates of Silver Lake Partners, and Geyser Investment Pte. Ltd. are parties to a shareholders agreement with respect to the Ordinary Shares, and solely as a result of which each such person may be deemed to be a member of a group with respect to the Ordinary Shares of Avago held directly or indirectly by such persons. However, each such person disclaims membership in any such group and disclaims beneficial ownership of the Ordinary Shares, except to the extent of its pecuniary interest therein.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

7.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of February 12, 2010

TEMASEK HOLDINGS (PRIVATE) LIMITED

By:	/s/ Leong Wai Leng
Name:	Leong Wai Leng
Title:	Senior Managing Director, Corporate Development & Chief Financial Officer

TEMASEK CAPITAL (PRIVATE) LIMITED

By:	/s/ Leong Wai Leng
Name:	Leong Wai Leng
Title:	Director

SELETAR INVESTMENTS PTE LTD

By:	/s/ Ang Peng Huat
Name:	Ang Peng Huat
Title:	Authorized Signatory

8.

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the Ordinary Shares of Avago Technologies Limited and further agree that this agreement be included as an exhibit to such filing. Each party to the agreement expressly authorizes each other party to file on its behalf any and all amendments to such statement. Each party to this agreement agrees that this joint filing agreement may be signed in counterparts, all of which taken together shall constitute one and the same instrument.

In witness whereof, the undersigned have caused this Agreement to be executed on their behalf this 12th day of February, 2010.

TEMASEK HOLDINGS (PRIVATE) LIMITED

By:	/s/ Leong Wai Leng
Name:	Leong Wai Leng
Title:	Senior Managing Director, Corporate Development & Chief Financial Officer

TEMASEK CAPITAL (PRIVATE) LIMITED

By:	/s/ Leong Wai Leng
Name:	Leong Wai Leng
Title:	Director

SELETAR INVESTMENTS PTE LTD

By:	/s/ Ang Peng Huat
Name:	Ang Peng Huat
Title:	Authorized Signatory

9.